EXHIBIT 12

COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES

For the Six Months Ended June 30, 2001

(Dollar Amounts in Thousands)

Allegheny
Generating
Company
Earnings:
Net income	$ 10,183
Plus: Fixed charges (see below)	6,466
Income taxes	5,171

Total Earnings	$ 21,820

Fixed Charges:
Interest on long-term debt	$ 4,814
Other interest	1,652
Estimated interest
component of rentals	-

Total Fixed Charges	$ 6,466

Ratio of Earnings to Fixed Charges	3.37